# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: RELIABILITY INC, CIK 0000034285
CUSIP: 759903107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 22505 Gateway Center Drive, Box 71, Clarksburg, Maryland (MD), 20871
Date of event which requires filing of this statement: 04/07/2026
Filed by CIK 0001792162
Persons authorized to receive notices and communications: Nick Tsahalis, 22505 Gateway Center Drive, Box 71, Clarksburg, Maryland (MD), 20871, 240-793-9603

## Reporting persons
- Nick Tsahalis (CIK 0001792162): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,276,052; shared voting power 0; sole dispositive power 3,276,052; shared dispositive power 0; aggregate amount beneficially owned 3,276,052 (7.01% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: RELIABILITY INC
Address of issuer's principal executive offices: 22505 Gateway Center Drive, Box 71, Clarksburg, Maryland (MD), 20871

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Nick Tsahalis
Residence or business address: 12124 Skylark Road, Clarksburg, MD 20871
Present principal occupation or employment: Nick Tsahalis serves as Chief Executive Officer of Reliability Incorporated, a provider of workforce solutions including employer of record services, staffing solutions, managed services, and video production services, with principal executive offices at 22505 Gateway Center Drive, Clarksburg, Maryland 20871.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Nick Tsahalis acquired beneficial ownership of the shares through a combination of (i) transfers of equity interests from prior owners of The Maslow Media Group, Inc. in connection with transactions preceding the Issuer's reverse merger, and (ii) equity consideration received in connection with a convertible note financing involving the Issuer.

No borrowed funds were used in connection with such acquisitions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Nick Tsahalis acquired the shares for investment and strategic purposes.

Nick Tsahalis may, in his capacities as officer and director of the Issuer, engage in discussions with management and the Board regarding strategic alternatives, including capital raising transactions, potential business combinations, operational initiatives, and other actions intended to enhance shareholder value.

Nick Tsahalis does not currently have any plans or proposals to effect any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, although he may, from time to time, evaluate such alternatives in light of his role with the Issuer.

Depending on market conditions and other factors, Nick Tsahalis may acquire additional shares or dispose of shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Nick Tsahalis beneficially owns 3,276,052 shares of Common Stock, representing approximately 7.01% of the Issuer's outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Nick Tsahalis has sole voting and dispositive power over 3,276,052 shares.
Transactions in the class effected during the past sixty days: Except as described herein, no transactions in the Common Stock were effected by Nick Tsahalis during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of the Issuer.

## Signatures
- Nick Tsahalis: /s/ Nick Tsahalis, Nick Tsahalis, CEO and Director (05/04/2026)